UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PROPETRO HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74347M108

(CUSIP Number)

Matt D. Wilks

C/O Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

Telephone: (817)-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74347M108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,640,888
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,640,888

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,640,888
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.40% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class is calculated based on 103,259,971 shares of ProPetro Holding Corp. (“Issuer”) common stock, par value $0.001 per share (“Common Stock”) outstanding as of July 28, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2021.

CUSIP No. 74347M108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Staci Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,640,888
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,640,888

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,640,888
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.40% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Percent of class is calculated based on 103,259,971 shares of Common Stock outstanding as of July 28, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on August 5, 2021.

CUSIP No. 74347M108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THRC Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,640,888
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,640,888

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,640,888
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.40% (1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Percent of class is calculated based on 103,259,971 shares of Common Stock outstanding as of July 28, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on August 5, 2021.

CUSIP No. 74347M108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THRC Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,640,888
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,640,888

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,640,888
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.40% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Percent of class is calculated based on 103,259,971 shares of Common Stock outstanding as of July 28, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on August 5, 2021.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2021 (the “Schedule 13D”) by the Reporting Persons relating to the shares of common stock, par value $0.001 per share (the “Common Stock”) of ProPetro Holding Corp., a Delaware corporation (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in Schedule 13D.

Item 3.	Source or Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include the following:

The source of funds for purchases of Common Stock by the Reporting Persons was working capital of THRC Holdings, LP. All transactions in such shares of Common Stock, including transactions in Common Stock between the date of the Schedule 13D and this Amendment, were consummated by the Reporting Persons through open market transactions.

The information set forth in Item 5 of this Amendment is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Item 5(a), (b) and (c) as follows:

(a)–(b) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Amendment is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to beneficially own, in the aggregate, 7,640,888 shares of Common Stock, representing approximately 7.40% of the Issuer’s issued and outstanding shares of Common Stock, based on 103,259,971 shares of Common Stock outstanding as of July 28, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the SEC on August 5, 2021.

Each of the Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 7,640,888 shares of Common Stock, representing approximately 7.40% of the Issuer’s issued and outstanding shares of Common Stock, based on 103,259,971 shares of Common Stock outstanding as of July 28, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on August 5, 2021.

THRC Management, LLC, as General Partner of THRC Holdings, LP, has exclusive voting and investment power over the shares of Issuer’s Common Stock held by THRC Holdings, LP, and therefore may be deemed to share beneficial ownership of such shares. Dan Wilks, as sole Manager of THRC Management, LLC, together with his spouse, Staci Wilks, who share the same household, may be deemed to exercise voting and investment power over the shares of the Issuer’s Common Stock directly owned by THRC Holdings, LP, and therefore may be deemed to share beneficial ownership of such shares.

(c) The information set forth in Item 3 of this Amendment is incorporated herein by reference.

This Amendment is being filed to disclose that (i) between January 19, 2021 and April 20, 2021, the Reporting Persons engaged in certain transactions in the Common Stock that, in the aggregate, resulted in an increase in the Reporting Persons’ beneficial ownership of the issued and outstanding Common Stock of more than one percent, (ii) between April 20, 2021 and July 29, 2021, the Reporting Persons engaged in certain transactions in the Common Stock that, in the aggregate, resulted in a decrease in the Reporting Persons’ beneficial ownership of the issued and outstanding Common Stock of more than one percent, and (iii) between July 29, 2021 and the filing date of this Amendment, the Reporting Persons engaged in certain transactions in the Common Stock that, in the aggregate, resulted in the Reporting Persons beneficially owning Common Stock as reflected on the Reporting Persons’ cover pages.

The transactions in the shares of Common Stock by the Reporting Persons during the past sixty (60) days are set forth (i) in Item 6 of this Amendment which is incorporated herein by reference, and (ii) on Schedule I hereto which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

On July 29, 2021, THRC Holdings, LP sold 21,722 listed American-style call options referencing 2,172,200 shares of Common Stock, which had a strike price of $10.00 and expired on September 17, 2021.

On August 19, 2021, THRC Holdings, LP purchased 780 listed American-style call options referencing 78,000 shares of Common Stock, which have a strike price of $7.50 and expire on December 17, 2021. Also on August 19, 2021, THRC Holdings, LP purchased 780 listed American-style call options referencing 78,000 shares of Common Stock, which have a strike price of $7.50 and expire on January 21, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2021

/s/ Dan Wilks Dan Wilks

/s/ Staci Wilks Staci Wilks

THRC Holdings, LP

By: /s/ Matthew Wilks Name: Matthew Wilks Title: Attorney-in-Fact

THRC Management, LLC

By: /s/ Matthew Wilks Name: Matthew Wilks Title: Attorney-in-Fact

Schedule I

Transactions in shares of Common Stock During the Past Sixty (60) Days

Nature of Transaction	Securities Purchased/Sold	Price Per Share ($)	Date of Purchase / Sale
Sale of Common Stock	242,152	7.29	9/22/2021
Purchase of Common Stock	388,900	12.50	9/17/2021
Purchase of Common Stock	376,400	10.00	9/17/2021
Purchase of Common Stock	153,100	10.00	9/16/2021
Purchase of Common Stock	5,000	12.50	9/15/2021
Purchase of Common Stock	99,600	12.50	9/14/2021
Purchase of Common Stock	1,545	7.75	8/27/2021
Purchase of Common Stock	58,267	7.39	8/26/2021
Purchase of Common Stock	26,561	7.47	8/25/2021
Purchase of Common Stock	93,667	7.46	8/24/2021
Sale of Common Stock	261,756	6.45	8/19/2021
Purchase of Common Stock	13,200	12.50	8/16/2021
Purchase of Common Stock	5,000	12.50	8/4/2021
Purchase of Common Stock	531,000	8.02	7/29/2021